                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)



                       Emons Transportation Group, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                   Common Stock, par value, $0.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  291575-10-8
        _______________________________________________________________
                                (CUSIP Number)

                               Michael J. Blake
                      412 South Fourth Street, Suite 1200
                  Minneapolis, MN  55415      (612) 338-0544
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 25, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  -----------------------
  CUSIP NO. 291575-10-8
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                                                  PERSON
 1    Michael J. Blake                      ###-##-####


--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    PF

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United States

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    300,000
     NUMBER OF

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    0

     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    300,000
    REPORTING

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0

--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       300,000


--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       5.3%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14       IN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D




ITEM 1.   SECURITY AND ISSUER
          -------------------

          Class of Securities:    Common Stock, par value $0.01 per share

          Issuer: Emons Transportation Group, Inc. (the "Issuer") 96 South George Street
                      York, PA 17401


ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

          (a-c), (f) This statement is being filed by Michael J. Blake ("Blake" or the "Reporting Person"), a citizen of the United States. The principal business address of the Reporting Person is 412 South Fourth Street, Suite 1200, Minneapolis, Minnesota 55415.

          Blake is a general partner of Robinson, Blake & George, a Minnesota investment partnership, and a director of the Minneapolis Grain Exchange.

          (d,e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          The aggregate purchase price of the shares of the Issuer's Common Stock ("Shares") purchased by the Reporting Person as reported in Item 5(c) of this Schedule 13D was $871,000.

          Shares were purchased with personal funds of the Reporting Person.

ITEM 4.   PURPOSE OF TRANSACTION

          The Reporting Person purchased the Shares reported herein to obtain an equity interest in the Issuer. Although, other than described in this Item, the Reporting Person does not have any current plans or proposals with respect to the Issuer or its Shares, he reserves the right to take any and all actions which could include, without limitation, a proxy contest or an acquisition of the Issuer, alone or in conjunction with others. Considerations relevant to any future action may include then current market and economic conditions, the Issuer's then current or prospective financial performance, the market performance of the Common Stock of the Issuer and management's plans, if any, with respect to the Issuer. The Reporting Person also may continue to acquire Shares and may dispose of Shares, from time to time, in the open market or otherwise.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a,b) As of the close of business on October 2, 1996, the Reporting Person, beneficially owned 300,000 shares of the Issuer's Common Stock which constitutes 5.3% of the outstanding shares (based upon the number of shares that were outstanding as of September 9, 1996, according to the Issuer's Form 10-K for the fiscal year ended June 30, 1996). The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the Shares.

          (c) The following table sets forth the transactions effected by the Reporting Person during the past sixty days. Each of the transactions set forth below reflects a purchase effected (unless otherwise noted) by means of trades on the NASDAQ.

                ----------------------------------------------
                Trade Date       Price Per Share ($)    Shares
                ----------------------------------------------
                   8/28/96             1.8750            5,000
                   8/29/96             2.6250           19,000
                   8/29/96             2.1250            7,500
                   8/29/96             1.9375            2,500
                   8/29/96             2.0625            2,500
                   8/29/96             2.0000            5,000
                   8/29/96             2.5000              500
                   8/29/96             2.2500            5,000
                    9/4/96             2.5000            3,000
                    9/4/96             2.6250            4,000
                    9/5/96             2.6250           13,000
                    9/8/96             2.6250            2,000
                    9/9/96             2.6250            2,000
                   9/10/96             2.5000            1,000
                   9/10/96             3.1250            1,000
                   9/10/96             2.6250           25,000
                   9/10/96             3.2500           15,000
                   9/12/96             3.0625           10,000
                   9/12/96             3.2500           16,000
                   9/12/96             3.1250            5,000
                   9/13/96             2.9375            6,500
                   9/13/96             2.8750            7,000
                   9/13/96             3.0000            2,000
                   9/17/96             3.1125           17,500
                   9/17/96             3.0625            1,000
                   9/18/96             3.1250           45,000
                   9/19/96             3.1250           28,000
                   9/24/96             3.1250           31,500
                   9/25/96             3.1250            5,000
                   10/2/96             3.0000           12,500
                 ----------------------------------------------


                             (d)  Not applicable.

                             (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

          None.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 1996



                                                 /s/ Michael J. Blake
                                                 --------------------
                                                 Michael J. Blake